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                 THE UNITED ILLUMINATING COMPANY
            (A SPECIALLY CHARTERED STOCK CORPORATION)
        CERTIFICATE AMENDING CERTIFICATE OF INCORPORATION
                 BY ACTION OF BOARD OF DIRECTORS

    1.  The name of the corporation is THE UNITED ILLUMINATING

COMPANY (the "Company").

    2.  The Certificate of Incorporation of the Company is

amended only by the following resolutions of the Board of

Directors, acting alone:

    RESOLVED: That, pursuant to Section 33-341(d) of the General Statutes of Connecticut, Revision of 1958, as amended, Subsection 3(b)(5) and 3(b)(6) of the Certificate of Incorporation, setting forth the descriptions of the terms, limitations and relative rights and preferences of the 7.60% Preferred Stock - Series E, and 7.60% Preferred Stock - Series F, of the Company be and they hereby are deleted from the Certificate of Incorporation of the Company, all of the shares of each such series of capital stock having been redeemed and retired pursuant to the provisions of Subsection 3(b) of the Certificate of Incorporation of the Company.

    RESOLVED: That, 66,611 shares of the Company's class of preferred stock of the par value of $100 per share having been purchased by the Company and cancelled, pursuant to Section 33-351(a) of the General Statutes of Connecticut, Revision of 1958, as amended, the authorized amount of said class of preferred stock shall be and it hereby is reduced by $6,661,100, to $118,039,400, consisting of a class of 1,180,394 shares of the par value of $100 per share, and that, pursuant to Section 33-352(a) of the General Statutes of Connecticut, Revision of 1958, as amended, the first paragraph of ARTICLE I. AUTHORIZED AMOUNT OF PREFERRED STOCK. of Subsection 3(b) of the Certificate of Incorporation be and it hereby is amended to read as follows:

   The authorized amount of preferred stock subject to these
    Articles (herein called the Preferred Stock), unless
    increased in accordance with the provisions hereof, shall be $178,039,400, consisting of a class of 1,180,394 shares of the par value of $100 per share and a class of 2,400,000 shares of the par value $25 per share. Shares of either class may, subject to the provisions of these Articles, be issued from time to time in one or more series in such amounts, on such terms and for such consideration as may be determined and authorized by the Board of Directors. The series designation, dividend rate, redemption prices, and other special rights, if any, of such series of the
    Preferred Stock shall be determined and authorized by the
    Board of Directors.
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    3.  The above resolutions were adopted by the Company's Board of Directors, acting alone, pursuant to Sections 33-341(d) and

33-352(a) of the General Statutes of Connecticut (Revision of

1958).

    The number of affirmative Directors' votes required to adopt the above resolutions was six.

    The number of Directors' votes in favor of adoption of each of the above resolutions was eleven.

    WE, THE UNDERSIGNED, being the President and Chief Financial

Officer and the Treasurer and Secretary of The United

Illuminating Company, hereby declare, under penalties of false statement, that the statements made in the foregoing certificate are true.



    Dated at New Haven, Connecticut, this 4th day of August,

1995.

                          THE UNITED ILLUMINATING COMPANY



                          ________________________________
                          Robert L. Fiscus
                          President and Chief Financial
                             Officer


                          ________________________________
                          Kurt Mohlman
                          Treasurer and Secretary